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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

CENTRAL FUND OF CANADA LIMITED
(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED
(Registrant)
Date AUGUST 10, 2004	By:	"(Signed)" J.C. STEFAN SPICER

(Signature)*
*Print the name and title under the signature of the signing officer		J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX
CENTRAL FUND OF CANADA LIMITED

Exhibit A:	Form 52-109F2 — Certification of Disclosure in Issuers' Annual and Interim Filings, Chief Executive Officer.
Exhibit B:	Form 52-109F2 — Certification of Disclosure in Issuers' Annual and Interim Filings, Chief Financial Officer.

Portfolio at July 31, 2004

Corporate Information

Investor Inquiries The Central Group (Alberta) Ltd.	Head Office

55 Broad Leaf Crescent P.O. Box 7319 Ancaster, Ontario Canada L9G 3N6	Hallmark Estates 805, 1323-15th Avenue S.W. Calgary, Alberta Canada T3C 0X8
Telephone: (905) 648-7878 Fax: (905) 648-4196	Telephone:(403) 228-5861 Fax:(403) 228-2222
Website: www.centralfund.com
E-mail: info@centralfund.com

Stock Exchange Listings

	Electronic Ticker Symbol	Newspaper Quote Symbol

AMEX:
Class A shares	CEF	CFCda
TSX:
Class A shares	CEF.A	CFund A

Net Asset Value Information

The net asset value per Class A share is available daily by calling Investor Inquiries.
The Thursday net asset value is published in financial newspapers in the United States and in Canada.
In Canada, the net asset value is also published daily in the Globe and Mail Report on Business Fund Asset Values table.

3rd QUARTER	INTERIM REPORT TO SHAREHOLDERS for the nine months ended July 31, 2004

3rd QUARTER REPORT

                Central Fund is currently 97.6% invested in gold and silver bullion. At July 31, 2004, Central Fund's gold holdings were 518,309 fine oz. of physical bullion and 5,282 fine oz. of gold bullion certificates. Silver holdings were 25,928,142 oz. of physical bullion and 245,572 oz. of silver bullion certificates. The physical bullion is unencumbered and held in safekeeping in segregated and insured vault storage by a Canadian chartered bank. Central Fund continues to fulfil its mandate as "The Sound Monetary Fund".

On behalf of the Board of Directors:

                                                                                                             J.C. Stefan Spicer, President & CEO

MANAGEMENT DISCUSSION & ANALYSIS

Results of Operations — Change in Net Assets

                Net assets increased by approximately $187,630,000 during the nine months ended July 31, 2004. Of that amount, $71,451,000 was the net result of the issuance of 15,050,000 Class A shares through a public offering on December 19, 2003 and $108,912,000 was the net result of the issuance of 19,500,000 Class A shares through a public offering on April 8, 2004. In both public offerings, the shares were issued at a premium to net asset value that was non-dilutive and accretive to the net asset value per share of the then existing Class A shareholders, after all related share issue costs. Details of these public offerings are provided in Note 3 to the accompanying unaudited interim financial statements.

The share capital now issued and outstanding is 79,296,320 fully-participating Class A shares listed on the American Stock Exchange and The Toronto Stock Exchange. Common shares remain at 40,000 issued and outstanding.

The $0.47 or 10.8% increase in net assets per Class A share, expressed in U.S. dollar terms, during the past nine months was due primarily to the 1.3% increase in the price of gold and the 25.0% increase in the price of silver during the period. Net assets per Class A share, expressed in Canadian dollar terms, increased at a rate of 11.7%, being $0.67 per Class A share. This greater percentage increase was a result of the 0.7% increase in the U.S. dollar relative to the Canadian dollar. The components of the change in net asset value per Class A share in U.S. and Canadian dollars are summarized in the adjacent table.
Net Asset Value per Class A Share

	U.S.$ Terms	Cdn. $ Terms
October 31, 2003	$4.35	$5.74
Changes due to:
Gold price	.04	.05
Silver price	.45	.60
Weaker Cdn. $	N/A	.05
Other	(.02)	(.03)

Total changes	.47	.67

July 31, 2004	$4.82	$6.41

Results of Operations — Net Loss

                The net loss, being primarily the costs of stewardship for the nine months ended July 31, 2004, was $1,696,316 compared to $1,113,879 in 2003. Since July 31, 2003, net assets have increased by approximately $197,032,000 or 106%. The Company has used the bulk of the proceeds of two non-dilutive Class A share issues over the past twelve months to purchase gold and silver bullion, primarily in bar form. Certain expenses, such as administration fees that are scaled, and taxes vary in proportion to net asset levels or, in the case of stock exchange fees (included in shareholder information), with the total market value of Class A shares. Safekeeping fees and bullion insurance costs increased as a result of the purchases of additional physical gold and silver bullion discussed above. Administrative fees remitted to The Central Group Alberta Limited for the nine months increased to $787,100 from $483,495, such increase being fees at the rate of one-quarter of one percent per annum on the increased assets under administration.

                Despite an increase in overall expense levels, the operating expenses which exclude taxes, as a percentage of average net assets, declined to 0.38% for the nine months ended July 31, 2004 compared to 0.51% for the same nine-month period in 2003. The issuances of 34,550,000 Class A shares since October 31, 2003 have been instrumental in substantially reducing the ongoing operating expenses on a per share basis to approximate annualized costs of 0.50%.

Liquidity and Capital Resources

                Central Fund's dollar liquidity objective is to hold cash reserves primarily for the payment of operating expenses, the Canadian large corporations tax and Class A share dividends. Should Central Fund not have sufficient currency to meet its cash requirements, a nominal portion of Central Fund's liquid monetary bullion holdings may be sold to fund tax and dividend payments, provide working capital and pay for redemptions of Class A shares, if any.

                For the nine months ended July 31, 2004, Central Fund's cash reserves increased by $5,719,465 as amounts used to pay operating expenses, taxes and the Class A share dividend were more than offset by amounts retained in interest-bearing cash deposits for working capital purposes from the public offerings in December 2003 and April 2004. Management monitors Central Fund's cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Statements of Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	July 31 2004	October 31 2003

Net Assets:
Gold bullion at market, average cost $206,043,206 (2003: $111,164,364) (note 2)	$204,933,656	114,733,517
Silver bullion at market, average cost $181,213,466 (2003: $103,068,226) (note 2)	168,035,245	76,236,168
Marketable securities at market, average cost $89,430	59,218	70,998
Interest-bearing cash deposits	10,034,932	4,315,467
Prepaid insurance, interest receivable and other	21,220	62,545

	383,084,271	195,418,695
Accrued liabilities	(790,844)	(307,883)
Dividends payable	—	(447,463)

Net assets representing shareholders' equity	$382,293,427	194,663,349

Represented by:
Capital Stock (note 3):
79,296,320 (2003: 44,746,320) Class A shares issued	$371,511,394	191,148,354
40,000 Common shares issued	19,458	19,458

	371,530,852	191,167,812
Contributed surplus (note 4)	25,080,558	26,776,874
Unrealized depreciation of investments	(14,317,983)	(23,281,337)

	$382,293,427	194,663,349

Net Asset Value Per Share (expressed in U.S. dollars):
Class A shares	$4.82	4.35
Common shares	$1.82	1.35

Net Asset Value Per Share (expressed in Canadian dollars):
Class A shares	$6.41	5.74
Common shares	$2.42	1.78

Exchange rate: U.S. $1.00 = Cdn.	$1.3292	1.3197

Statements of Changes in Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	Nine months ended July 31		Three months ended July 31
	2004	2003	2004	2003

Net assets at beginning of period	$194,663,349	132,447,600	$369,046,249	173,217,792

Add (deduct):
Unrealized appreciation of investments during the period	8,963,354	16,145,355	13,822,086	12,409,611
Net loss	(1,696,316)	(1,113,879)	(574,908)	(395,173)
Net issuance of Class A shares	180,363,040	37,793,154	—	40,000

Increase in net assets during the period	187,630,078	52,824,630	13,247,178	12,054,438

Net assets at end of period	$382,293,427	185,272,230	$382,293,427	185,272,230

Statements of Loss
(expressed in U.S.dollars, unaudited)(note 1)

	Nine months ended July 31		Three months ended July 31
	2004	2003	2004	2003

Income:
Interest	$37,908	36,443	$15,668	12,901
Dividends	390	199	109	84

	38,298	36,642	15,777	12,985

Expenses:
Administration fees	787,100	483,495	302,592	170,389
Safekeeping, insurance and bank charges	147,241	114,288	47,082	44,834
Shareholder information	145,029	107,261	18,067	35,664
Directors' fees and expenses	42,035	39,992	15,766	14,474
Professional fees	39,854	52,600	10,311	15,160
Registrar and transfer agents' fees	37,448	34,596	9,228	10,262
Miscellaneous	1,364	1,064	393	275
Foreign currency exchange loss	17,581	16,608	2,795	4,078

	1,217,652	849,904	406,234	295,136

Loss from operations before income taxes	(1,179,354)	(813,262)	(390,457)	(282,151)
Income taxes	(516,962)	(300,617)	(184,451)	(113,022)

Net loss (note 5)	$(1,696,316)	(1,113,879)	$(574,908)	(395,173)

Net loss per share:
Class A shares	$(.02)	(.02)	$(.01)	(.01)
Common shares	$(.02)	(.02)	$(.01)	(.01)

Notes:

1.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2003 audited annual financial statements. These unaudited interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

2.
Details of gold and silver bullion holdings at July 31, 2004, are as follows:

Holdings	Gold		Silver
100 & 400 fine oz bars	518,309	1000 oz bars	25,928,142
Certificates	5,282	Certificates	245,572

Total fine ounces	523,591	Total ounces	26,173,714

Market Value:	Per Fine Ounce	Per Ounce
October 31, 2003	U.S. $386.25	U.S. $5.1350
July 31, 2004	U.S. $391.40	U.S. $6.4200

3.
On December 19, 2003, the Company, through a public offering, issued 15,050,000 Class A shares for proceeds of $71,951,040 net of underwriting fees of $2,997,960. Costs relating to this public offering were approximately $500,000 and net proceeds were approximately $71,451,000.

  The Company used the net proceeds from this public offering to purchase 98,386 fine ounces of gold at a cost of $40,328,690 and 4,919,333 ounces of silver at a cost of $28,015,600 in physical bar form. The balance of the net proceeds of approximately $3,106,750 was retained by the Company in interest-bearing cash deposits for working capital purposes.

  On April 8, 2004, the Company, through a public offering, issued 19,500,000 Class A shares for proceeds of $109,512,000 net of underwriting fees of $4,563,000. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $108,912,000.

  The Company used the net proceeds from this public offering to purchase 128,160 fine ounces of gold at a cost of $54,550,152 and 6,408,000 ounces of silver at a cost of $50,129,640, in physical bar form. The balance of the net proceeds of approximately $4,232,208 was retained by the Company in interest-bearing cash deposits for working capital.

4.
Contributed surplus is used to eliminate any deficit that may arise from losses and on the payment of the Class A shares' stated dividend. Accordingly, $1,696,316 (2003, $1,113,879) has been transferred from contributed surplus on July 31, 2004 and 2003 representing the net loss for the nine months then ended. This change did not affect the net asset value of the Company.

5.
Under Canadian generally accepted accounting principles, the Company records the unrealized appreciation (depreciation) of its investments as a component of shareholders' equity. Under accounting principles generally accepted for investment companies in the United States, these amounts are reflected in the statements of income or loss. Under United States principles, net income for the nine months ending July 31, 2004 would be $7,267,038; (2003, $15,031,476). The net assets of the Company are identical under both Canadian and United States generally accepted accounting principles.

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